AMC Robotics Corporation

12 East 49th Street, Suite 1805

New York, New York 10017

January 20, 2026

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMC Robotics Corp
Registration Statement on Form S-1
File No. 333-292488

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AMC Robotics Corporation hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on January 22, 2026 or as soon thereafter as practicable.

Sincerely,

AMC ROBOTICS CORPORATION

/s/ Shengwei Da
Shengwei Da
Chief Executive Officer